Exhibit 12.1

The Coca-Cola Company and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(IN MILLIONS EXCEPT RATIOS)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income taxes and changes in accounting principles	$7,873	$6,578	$6,690	$6,222	$5,495
Fixed charges	524	271	281	232	220
Less: Capitalized interest, net	(12)	(10)	(3)	(1)	(1)
Equity income, net of dividends	(452)	124	(446)	(476)	(294)

Adjusted earnings	$7,933	$6,963	$6,522	$5,977	$5,420

Fixed charges:
Gross interest incurred	$468	$230	$243	$197	$179
Interest portion of rent expense	56	41	38	35	41

Total fixed charges	$524	$271	$281	$232	$220

Ratios of earnings to fixed charges	15.1	25.7	23.2	25.8	24.6

The Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of $267 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of Management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.